FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   June, 2003



                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         An announcement of the resolution passed by Huaneng Power Interna tional Inc. to acquire the interests and assets of three power plants owned by Huaneng Group made on June 5, 2003, in English by Huaneng Power Interna tional Inc.

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                               [GRAPHIC OMITTED]


To: Business Editor
[For Immediate Release]



          The Board of Directors of Huaneng Power International, Inc.
         Passed the Resolution to Acquire the Interests and Assets of
                   Three Power Plants Owned by Huaneng Group


(Beijing, China, June 5, 2003) The Board of Directors of Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] passed the resolution for the RMB 550 million acquisition of the equity interests and assets of three power plants from China Huaneng Group Corporation (the "Huaneng Group"): (i) 55% equity interest of the registered capital of Henan Qinbei Power Plant; (ii) 60% equity interest of the registered capital of Shanxi Yushe Power Plant; and (iii) the entire assets and liabilities of Shandong Xindian Power Plant. The consideration for the acquisition will be funded by the Company's internal cash reserves. Accordingly, the Company and the Huaneng Group signed a transfer agreement on the acquisition on the same date. In addition, the acquisition is still subject to the approval at the Company's independent shareholders meeting as well as approvals by relevant government authorities.

The acquisition will further strengthen the market position of the Company in Shandong Province which is undergoing rapid economic growth with strong demand for power. Meanwhile, the Company will, for the first time, enter into the power market of Henan Province and Shanxi Province which are important energy bases in China with rapid growth in power consumption.

After the completion of the acquisition, net installed capacity owned by the Company will increase by 770MW (on an equity basis) and total generation capacity (on an equity basis) will increase from 14,780MW to 15,550MW, representing an increase of 5.2%. In addition, the acquisition will further increase net installed capacity under construction of the Company by 1,020MW (on an equity basis).

J.P. Morgan Securities (Asia Pacific) Limited is financial advisor to the Company in the transaction, and BNP Paribas Capital Limited and Guotai Junan Securities Co., Ltd. are independent financial advisors for the transaction.



The Board of Directors of Huaneng Power International, Inc. - Passed the Resolution to Acquire the Interests and Assets of Three Power Plants Owned by Huaneng Group...P.2



Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide. It currently owns a total generation capacity of 14,780MW on an equity basis, with another 10,629MW on an equity basis under the Company's entrusted management. The Company wholly owns thirteen power plants, and has controlling interests in three power plants and minority interests in three power companies. To date, it is one of the largest independent power producers in China.

                                    ~ End ~


For any details regarding this transaction, please refer to the announcements published in Wen Wei Po and South China Morning Post dated June 6, 2003. The soft copy of the announcement will also be made available at the following websites:
Hong Kong Stock Exchange: http://www.hkex.com.hk
The Company: http://www.hpi.com.cn


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin Huaneng Power International, Inc. Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui Rikes Communications Limited
Tel:  (852) 2520 2201
Fax:(852) 2520 2241

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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                                             HUANENG POWER INTERNATIONAL, INC.

                                             By  /s/ Wang Xiaosong


                                             Name:    Wang Xiaosong
                                                      --------------------------
                                             Title:   Vice Chairman


Date:     June 5, 2003